Exhibit 10.1

NEWS RELEASE
May 3, 2017

ARC Resources Ltd. Reports Strong First Quarter 2017 Results and Capital Investment to Advance Dawson Phase III

CALGARY, May 3, 2017 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its first quarter 2017 operating and financial results. First quarter production averaged 115,129 boe per day, net income was $142.5 million ($0.40 per share), and funds from operations totaled $177.2 million ($0.50 per share). ARC's unaudited condensed interim financial statements and notes ("financial statements"), as well as ARC's Management's Discussion and Analysis ("MD&A") for the three months ended March 31, 2017, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended
	December 31, 2016	March 31, 2017	March 31, 2016
FINANCIAL
(Cdn$ millions, except per share and boe amounts and shares outstanding)
Net income	167.0	142.5	64.1
Per share (1)	0.47	0.40	0.18
Funds from operations (2)	188.5	177.2	150.1
Per share (1)	0.53	0.50	0.43
Dividends	52.9	53.1	69.9
Per share (1)	0.15	0.15	0.20
Capital expenditures, before land and net property acquisitions (dispositions)	159.2	255.2	59.1
Total capital expenditures, including land and net property acquisitions (dispositions)	(525.6)	260.6	74.2
Net debt outstanding (3)	356.5	501.4	868.4
Shares outstanding, weighted average diluted	353.5	353.7	348.9
Shares outstanding, end of period	353.3	353.4	349.8
OPERATING
Production
Crude oil (bbl/d)	29,885	24,030	34,852
Condensate (bbl/d)	3,767	4,504	3,442
Natural gas (MMcf/d)	478.4	496.2	489.7
NGLs (bbl/d)	4,220	3,893	4,319
Total (boe/d) (4)	117,611	115,129	124,224
Average realized prices, prior to hedging
Crude oil ($/bbl)	59.20	61.62	38.64
Condensate ($/bbl)	58.97	64.44	42.07
Natural gas ($/Mcf)	3.10	3.10	2.05
NGLs ($/bbl)	20.77	25.91	8.42
Oil equivalent ($/boe) (4)	30.29	29.63	20.39
Operating netback ($/boe) (4)(5)
Commodity sales	30.29	29.63	20.39
Royalties	(2.47)	(2.49)	(1.62)
Transportation expenses	(2.32)	(2.42)	(2.20)
Operating expenses	(6.77)	(6.74)	(6.10)
Netback before hedging	18.73	17.98	10.47
Realized hedging gain	3.08	2.36	6.04
Netback after hedging	21.81	20.34	16.51
TRADING STATISTICS (6)
High price	24.94	23.70	20.15
Low price	21.55	18.26	14.43
Close price	23.11	19.00	18.89
Average daily volume (thousands)	837	1,104	1,388

(1)	Per share amounts (with the exception of dividends) are based on diluted weighted average common shares.
(2)	Refer to Note 8 "Capital Management" in ARC's financial statements and to the sections entitled, "Funds from Operations" and "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(3)	Refer to Note 8 "Capital Management" in ARC's financial statements and to the section entitled, "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(4)	ARC has adopted the standard 6 Mcf : 1 barrel when converting natural gas to boe. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(5)	Operating netback does not have a standardized meaning under IFRS. See "Non-GAAP Measures" contained within ARC's MD&A.
(6)	Trading prices are stated in Canadian dollars and are based on intra-day trading on the Toronto Stock Exchange.

"ARC's team executed another strong quarter, which included advancing construction of the Dawson Phase III gas processing and liquids-handling facility, for which we expect to initiate commissioning activities in the second quarter of 2017," stated Myron Stadnyk, President and CEO. "In addition to the capital investment at Dawson, our development activities in the first quarter of 2017 allowed us to further our understanding of the Lower Montney, which adds development inventory to support future project expansions across our Montney land base. Our current balance sheet strength increases our ability to execute multi-year development projects at Dawson, Parkland/Tower, and Sunrise, and to enter into long-term marketing contracts as we reinvest the proceeds received from the sale of our Saskatchewan assets in late 2016. ARC remains committed to running a profitable business, and with our low-cost Montney businesses, we will be able to maximize the value we continue to create for our shareholders."

FINANCIAL AND OPERATING HIGHLIGHTS

ARC achieved first quarter 2017 production of 115,129 boe per day, which was two per cent lower than the fourth quarter of 2016. The lower production was a result of the divestment of ARC's Saskatchewan assets in late 2016, which was partially offset by production returning from third-party pipeline restrictions at Dawson in the previous quarter, and production from new wells and optimization activities at Ante Creek. First quarter 2017 natural gas production was 496 MMcf per day and crude oil and liquids production was 32,427 barrels per day. As planned, ARC's second quarter 2017 production will be lower than the first quarter by a few per cent due to planned maintenance activities and anticipated spring break-up impacts to production and field operations. As commissioning activities for the Dawson Phase III gas processing and liquids-handling facility are initiated in the second quarter of 2017, ARC expects production levels at Dawson to increase through the second half of the year. Full-year 2017 annual production is expected to be in the range of 118,000 to 124,000 boe per day, and ARC anticipates its 2017 exit rate to be in excess of 130,000 boe per day.

ARC continued to deliver strong financial performance in the first quarter of 2017 with net income of $142.5 million ($0.40 per share). Strengthened commodity prices mitigated the slight decrease in production volumes in the period and resulted in funds from operations of $177.2 million ($0.50 per share) in the first quarter of 2017. Profitability remains a key measure of performance at ARC, and strong full-cycle economics across our portfolio of assets enable us to efficiently convert our resources into earnings for shareholders.

ARC's marketing strategy focuses on both natural gas takeaway in western Canada and managing a market diversification strategy. The effectiveness of this strategy is evidenced by minimal impacts to production from pipeline restrictions and strong price realizations due to a diversified sales strategy. Over the quarter, ARC continued to pursue natural gas takeaway with participation in TransCanada Pipeline's ("TCPL") North Montney Mainline Project, and additional diversification with participation in TCPL's Mainline open season. In addition to ARC's physical diversification strategy, ARC's financial hedging program continues to provide greater certainty of cash flows and support of long-term business plans, with first quarter 2017 realized cash gains of $24.4 million. The fair value of ARC's risk management contracts at March 31, 2017 was a net asset of $264.4 million.

First quarter 2017 capital expenditures, before land and net property acquisitions and dispositions, of $255.2 million were focused on infrastructure investment at Dawson Phase III and Parkland/Tower Phase III, drilling and completions activities throughout the Montney and the Cardium, and development activities directed at the Lower Montney. With a planned 2017 capital program of $750 million, the first quarter was expected to be the most capital-intensive quarter of the year. The 2017 capital program will allow ARC to sustain its base businesses, carry out drilling rig schedule optimization, complete and bring Dawson Phase III on-stream, and pre-drill wells to bring on production in 2018. As part of the proactive planning of our capital programs, rigs and services have been secured through 2017 to support our budgeted capital plans.

ARC drilled 46 operated wells (29 crude oil wells, 15 liquids-rich natural gas wells, and two natural gas wells) in the first quarter of 2017, many of which will be brought on production late in the second quarter of 2017. The following table outlines first quarter activity by ARC's key operating areas.

Area	Wells Drilled	Wells Completed
Dawson	10	9
Parkland/Tower	19	6
Attachie	2	2
Pouce Coupe	1	3
Ante Creek	6	4
Pembina	8	12
Total	46	36

First quarter 2017 operating expenses of $69.9 million ($6.74 per boe) were relatively unchanged from the fourth quarter of 2016. ARC expects full-year 2017 operating expenses to trend towards guidance as the year progresses and fall within the guided range of $6.30 to $6.70 per boe.

ARC closed the first quarter with a strong balance sheet with $501.4 million of net debt outstanding at March 31, 2017, and had additional cash and credit capacity of approximately $1.7 billion, taking into account ARC's working capital surplus. The net debt to annualized funds from operations ratio was 0.7 times and net debt was approximately seven per cent of ARC's total capitalization at the end of the first quarter of 2017. ARC expects to outspend its cash flows over the course of the next two to three years and return to target debt levels of between one and 1.5 times annualized funds from operations. The proceeds from the fourth quarter 2016 Saskatchewan asset disposition will be reinvested into profitable projects in the Montney. ARC's low debt levels allow greater certainty around the funding required to execute on our long-term business plans.

The following economic, financial, and operational reviews provide further details to the above highlights. For additional commentary on ARC's first quarter 2017 financial and operating results, please view the following videos: "Myron's Minute", "Q1 2017 Financial Review", and "Q1 2017 Operations Review" available on ARC's website at www.arcresources.com.

ORGANIZATIONAL UPDATE

ARC is pleased to announce the following appointment:

Vice President, Operations

Mr. Armin Jahangiri has been promoted to the officer position of Vice President, Operations, and is responsible for overseeing the facilities, drilling and completions, health and safety, and environmental and regulatory teams at ARC. Prior to joining ARC in 2014 as a Manager of Operations, Mr. Jahangiri held positions with a major Canadian oil and gas producer and a global oilfield services company. He holds a Bachelor of Science in Mechanical Engineering from the Sharif University of Technology and a Master in Reservoir Engineering from the University of Calgary, and is a member of the Association of Professional Engineers and Geoscientists of Alberta. ARC congratulates Mr. Jahangiri and welcomes him to the executive team.

ECONOMIC ENVIRONMENT

ARC's first quarter 2017 financial and operating results were impacted by commodity prices and foreign exchange rates which are outlined in the following table.

	Three Months Ended			Three Months Ended
Selected Benchmark Prices and Exchange Rates (1)	March 31, 2017	December 31, 2016	% Change	March 31, 2017	March 31, 2016	% Change
WTI crude oil (US$/bbl)	51.78	49.29	5	51.78	33.63	54
Mixed sweet crude stream price at Edmonton (Cdn$/bbl)	63.64	61.61	3	63.64	40.90	56
NYMEX Henry Hub Last Day Settlement (US$/MMBtu)	3.32	2.98	11	3.32	2.09	59
Chicago Citygate Monthly Index (US$/MMBtu)	3.40	3.00	13	3.40	2.25	51
AECO 7A Monthly Index (Cdn$/Mcf)	2.94	2.81	5	2.94	2.11	39
Cdn$/US$ exchange rate	1.32	1.33	(1)	1.32	1.37	(4)

(1)	The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to the section entitled, "Sales of Crude Oil, Natural Gas, Condensate, NGLs and Other Income" contained within ARC's MD&A. Prices and exchange rates presented above represent averages for the respective periods.

Global crude oil prices strengthened in the first quarter of 2017 as data signaled that compliance, by both OPEC and non-OPEC members, with the previously agreed-upon production cuts was higher than originally anticipated. This compliance helped to stabilize the global supply/demand imbalance. The WTI benchmark price averaged five per cent higher than the fourth quarter of 2016. ARC's crude oil price is primarily referenced to the mixed sweet crude stream price at Edmonton, which increased three per cent in the first quarter of 2017 compared to the fourth quarter of 2016. The differential between WTI and the mixed sweet crude stream price at Edmonton widened to average a discount of US$3.56 in the first quarter of 2017, 14 per cent more than the fourth quarter of 2016.

US natural gas prices, referenced by the average NYMEX Henry Hub Last Day Settlement price, increased 11 per cent relative to the fourth quarter of 2016. Prices were driven higher by a tight supply/demand balance caused by a combination of rising base load demand and unchanged US production. ARC's realized natural gas price is diversified to multiple sales points including AECO, Station 2, and Chicago hubs. The AECO hub price increased five per cent in the first quarter of 2017 relative to the fourth quarter of 2016. Despite strong local demand, AECO basis differentials remain wide due to the high marginal transportation costs of alleviating the Western Canadian Sedimentary Basin of its excess supply.

The Canadian dollar remained range-bound relative to the US dollar during the first quarter of 2017, averaging Cdn$/US$1.32 (US$/Cdn$0.76). The mild strengthening in the Canadian dollar relative to the US dollar in the first quarter of 2017 compared to the fourth quarter of 2016 was partially driven by higher commodity prices.

FINANCIAL REVIEW

Net Income

ARC recorded net income of $142.5 million ($0.40 per share) in the first quarter of 2017 compared to net income of $167.0 million ($0.47 per share) in the fourth quarter of 2016. The disposition of certain non-core assets, including ARC's Saskatchewan position in the fourth quarter of 2016, resulted in the reversal of previously-recorded impairment charges totaling $63.1 million, as well as the recognition of a gain on disposal of petroleum and natural gas properties of $196.0 million in the prior period. In the first quarter of 2017, reduced operating netbacks of $18.2 million, driven primarily by lower crude oil production volumes, also served to decrease net income in the first quarter of 2017 relative to the fourth quarter of 2016. Partially offsetting these decreases to net income were increased gains of $201.0 million recognized on ARC's risk management contracts, an increase in foreign exchange gains of $31.8 million, and reduced income taxes of $18.9 million.

First quarter 2017 net income of $142.5 million ($0.40 per share) was $78.4 million higher than first quarter 2016 net income. Increased operating netbacks of $69.4 million, driven primarily by improved commodity prices, as well as increased gains on risk management contracts of $73.4 million served to improve earnings over the prior period. Reduced general and administrative ("G&A") expenses of $20.1 million due to recoveries recorded on ARC's share-based compensation plans also contributed to the year-over-year increase in net income. These increases to earnings were partially offset by reduced foreign exchange gains of $58.9 million, and higher income taxes of $49.5 million resulting from improved commodity prices and lost income tax pools.

Funds from Operations

ARC's first quarter 2017 funds from operations of $177.2 million ($0.50 per share) decreased six per cent from fourth quarter 2016 funds from operations of $188.5 million ($0.53 per share). The most significant drivers in the quarter-over-quarter decrease in funds from operations were lower crude oil production and reduced realized gains on hedging contracts. These factors were partially offset by lower current income taxes, higher crude oil prices, lower operating expenses, and lower G&A expenses driven primarily by recoveries recorded on ARC's share-based compensation plans due to the decrease in ARC's share price.

First quarter 2017 funds from operations of $177.2 million ($0.50 per share) was 18 per cent higher than first quarter 2016 funds from operations. Improved commodity prices and reduced G&A expenses increased funds from operations relative to the prior year. These items were partially offset by decreased crude oil production and lower realized gains on ARC's risk management contracts. Increased current income taxes and higher royalty expenses also served to decrease funds from operations.

The following table details the change in funds from operations for the first quarter of 2017 relative to the fourth quarter of 2016 and to the first quarter of 2016.

	Q4 2016 to Q1 2017		Q1 2016 to Q1 2017
	$ millions	$/Share (2)	$ millions	$/Share (2)
Funds from operations for the fourth quarter of 2016 (1)	188.5	0.53
Funds from operations for the first quarter of 2016 (1)			150.1	0.43
Volume variance
Crude oil and liquids	(31.9)	(0.09)	(35.3)	(0.09)
Natural gas	2.0	0.01	0.1	—
Price variance
Crude oil and liquids	9.2	0.04	64.8	0.19
Natural gas	—	—	46.9	0.13
Other income	(1.9)	(0.01)	1.5	—
Realized gain on risk management contracts	(8.9)	(0.03)	(43.9)	(0.13)
Royalties	0.9	—	(7.5)	(0.02)
Expenses
Transportation	0.1	—	(0.2)	—
Operating	3.4	0.01	(0.9)	—
G&A	3.0	0.01	19.9	0.06
Interest	0.9	—	1.4	—
Current tax	10.9	0.03	(20.5)	(0.06)
Realized gain on foreign exchange	1.0	—	0.8	—
Weighted average shares, diluted	—	—	—	(0.01)
Funds from operations for the first quarter of 2017 (1)	177.2	0.50	177.2	0.50

(1)	Refer to Note 8 "Capital Management" in ARC's financial statements and to the sections entitled, "Funds from Operations" and "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.
(2)	Per share amounts are based on diluted weighted average common shares.

Operating Netbacks

ARC's first quarter 2017 operating netbacks, before hedging, of $17.98 per boe decreased four per cent relative to the fourth quarter of 2016, and first quarter 2017 operating netbacks, after hedging, of $20.34 per boe decreased seven per cent relative to the fourth quarter of 2016. Lower operating netbacks were predominantly due to an increase in natural gas production as a percentage of total corporate production, resulting in a lower average realized commodity price.

ARC's first quarter 2017 operating netbacks, before hedging, of $17.98 per boe increased 72 per cent from the first quarter of 2016, and first quarter 2017 operating netbacks, after hedging, of $20.34 per boe increased 23 per cent relative to the first quarter of 2016. Higher operating netbacks were predominantly due to strengthening crude oil and natural gas prices.

ARC's first quarter 2017 total corporate royalty rate of 8.4 per cent ($2.49 per boe) increased slightly from 8.0 per cent ($2.47 per boe) in the fourth quarter of 2016 and 7.9 per cent ($1.62 per boe) in the first quarter of 2016, reflecting the effect of increased commodity prices on royalty rates. First quarter 2017 royalty expenses on an absolute basis were $25.8 million.

First quarter 2017 transportation expenses of $2.42 per boe increased four per cent from the fourth quarter of 2016 and increased 10 per cent relative to the first quarter of 2016 as a result of an aggregate increase in tolls for natural gas on third-party pipelines. First quarter 2017 transportation expenses on an absolute basis were $25.0 million.

First quarter 2017 operating expenses of $6.74 per boe were relatively unchanged from the fourth quarter of 2016, and increased 10 per cent relative to the first quarter of 2016 due to accelerated maintenance and workover activities in advance of spring break-up. First quarter 2017 operating expenses on an absolute basis were $69.9 million.

Risk Management

ARC realized cash gains on natural gas hedging contracts of $25.4 million during the first quarter of 2017. Approximately 30 per cent of natural gas production was hedged at NYMEX Henry Hub with an average floor price of US$4.00 per MMBtu during the first quarter of 2017, while market prices averaged US$3.32 per MMBtu. Approximately 10 per cent of natural gas production was hedged at AECO with an average swap price of Cdn$2.64 per GJ during the first quarter of 2017, while market prices averaged Cdn$2.79 per GJ. ARC has hedged approximately 234,600 MMBtu per day of natural gas production for 2017 and a portion of natural gas production is hedged for the period 2018 through 2021. ARC's natural gas hedging portfolio also includes AECO basis swap contracts which fix the AECO price received relative to the NYMEX Henry Hub price on a portion of its natural gas volumes for 2017 through 2021. ARC's natural gas hedges support long-term development economics for ARC's significant natural gas resource base. Details relating to ARC's natural gas hedged volumes and prices for the period 2017 through 2021 are outlined in the table that follows.

ARC incurred cash losses of $0.5 million on crude oil hedging contracts during the first quarter of 2017. ARC currently has 14,000 barrels per day of crude oil production hedged with collars and swaps for 2017 and has additional crude oil production hedged for 2018 and 2019. ARC's crude oil hedging portfolio also includes MSW basis swap contracts for 2017 and 2018, fixing the discount between WTI and the mixed sweet crude stream price at Edmonton. Details relating to ARC's crude oil hedged volumes and prices for the period 2017 through 2019 are outlined in the table that follows.

ARC has hedge contracts in place, at levels that support ARC's long-term business plans, to protect prices on a portion of natural gas volumes for 2017 through 2021 and crude oil volumes for 2017 through 2019. ARC will continue to take positions in natural gas, crude oil, foreign exchange rates, power and interest rates, as appropriate, to provide greater certainty over future cash flows. For a complete listing and terms of ARC's hedging contracts as at March 31, 2017, see Note 9 "Financial Instruments and Market Risk Management" in ARC's financial statements for the three months ended March 31, 2017.

Hedge Positions Summary (1)
As at May 3, 2017	Q2 2017		H2 2017		2018		2019		2020		2021
Crude Oil – WTI (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	55.54	11,000	56.22	14,000	65.39	4,000	65.63	2,000	—	—	—	—
Floor	44.55	11,000	45.71	14,000	50.00	4,000	50.00	2,000	—	—	—	—
Sold Floor	34.38	8,000	35.23	11,000	40.00	4,000	40.00	2,000	—	—	—	—
Crude Oil – Cdn$ WTI (3)	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Ceiling	83.38	3,000	—	—	76.25	2,000	—	—	—	—	—	—
Floor	70.00	3,000	—	—	65.00	2,000	—	—	—	—	—	—
Swap	—	—	—	—	72.52	6,000	—	—	—	—	—	—
Total Crude Oil Volumes Hedged (bbl/day)		14,000		14,000		12,000		2,000		—		—

Crude Oil – MSW (Differential to WTI) (4)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Swap	(3.22)	10,000	(3.22)	10,000	(3.45)	5,000	—	—	—	—	—	—

Natural Gas – NYMEX Henry Hub (5)	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day
Ceiling	3.37	20,000	3.37	20,000	3.64	80,000	4.31	70,000	—	—	—	—
Floor	3.00	20,000	3.00	20,000	3.00	80,000	3.46	70,000	—	—	—	—
Sold Floor	—	—	—	—	2.50	80,000	2.25	30,000	—	—	—	—
Swap	4.00	145,000	4.00	145,000	4.00	90,000	—	—	—	—	—	—
Natural Gas – AECO (6)	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Ceiling	—	—	—	—	—	—	3.30	10,000	3.60	30,000	—	—
Floor	—	—	—	—	—	—	3.00	10,000	3.08	30,000	—	—
Swap	2.64	60,000	2.78	86,630	2.99	44,932	3.16	20,000	3.35	30,000	—	—
Total Natural Gas Volumes Hedged (MMBtu/day)		221,869		247,110		212,587		98,435		56,869		—

Natural Gas – AECO Basis (Percentage of NYMEX)	AECO/ NYMEX	MMBtu/ day	AECO/ NYMEX	MMBtu/ day	AECO/ NYMEX	MMBtu/ day	AECO/ NYMEX	MMBtu/ day	AECO/ NYMEX	MMBtu/ day	AECO/ NYMEX	MMBtu/ day
Sold Swap	89.7	145,000	89.7	145,000	84.9	90,000	83.7	40,000	—	—	—	—
Natural Gas – AECO Basis (Differential to NYMEX)	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day	US$/ MMBtu	MMBtu/ day
Sold Swap	(0.81)	70,000	(0.81)	70,000	(0.78)	80,000	(0.75)	85,000	(0.73)	75,000	(0.94)	15,000
Bought Swap	(1.13)	(50,000)	(1.19)	(50,000)	—	—	—	—	—	—	—	—
Total AECO Basis Volumes (Differential to NYMEX) (MMBtu/day)		20,000		20,000		80,000		85,000		75,000		15,000
Total AECO Basis Volumes Hedged (MMBtu/day)		165,000		165,000		170,000		125,000		75,000		15,000

(1)	The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 9 "Financial Instruments and Market Risk Management" in ARC's financial statements for the three months ended March 31, 2017.
(2)	Crude oil prices referenced to WTI.
(3)	Crude oil prices referenced to WTI, multiplied by the Bank of Canada monthly average noon day rate. Effective May 1, 2017, the WM/Reuters Intra-day Spot Rate as of Noon EST will be used.
(4)	MSW differential refers to the discount between WTI and the mixed sweet crude stream price at Edmonton, calculated on a monthly weighted average basis in US$.
(5)	Natural gas prices referenced to NYMEX Henry Hub Last Day Settlement.
(6)	Natural gas prices referenced to AECO 7A Monthly Index.

OPERATIONAL REVIEW

ARC invested $255.2 million of capital, before land and net property acquisitions and dispositions, in the first quarter of 2017, including drilling 46 operated wells (29 crude oil wells, 15 liquids-rich natural gas wells, and two natural gas wells). Capital expenditures in the period included infrastructure investment at Dawson Phase III and Parkland/Tower Phase III, drilling and completions activities throughout the Montney and the Cardium, and development activities directed at the continued evaluation of the Lower Montney. Approximately 85 per cent of capital investment in the first quarter was invested in ARC's low-cost, high-value Montney assets.

First quarter 2017 production was 115,129 boe per day, with natural gas production of 496 MMcf per day (72 per cent of total production) and crude oil and liquids production of 32,427 barrels per day (28 per cent of total production). First quarter 2017 average daily production was two per cent lower relative to the fourth quarter of 2016, primarily driven by the disposition of ARC's Saskatchewan assets in late 2016. This was partially offset by an increase in production at Dawson due to production returning from third-party pipeline outages experienced in the fourth quarter, as well as an increase in production at Ante Creek from new wells that came on-stream late in 2016 and from optimization activities performed in the period. ARC continues to safely shut in offset pads when nearby completion activities are taking place. First quarter 2017 production was seven per cent lower than the first quarter of 2016 primarily due to the 8,800 boe per day of production that was divested throughout 2016 as part of ARC's portfolio rationalization efforts.

ARC currently has a land position of approximately 1,200 net Montney sections, and Montney production represented approximately 85 per cent of corporate production in the first quarter of 2017. Excellent operating and capital efficiencies are supported by operating our own facilities, allowing ARC greater control over costs and pace of development. We continue to optimize well designs and maximize well value, pursue new technologies, and partner with service providers to preserve our low cost structure. ARC actively monitors market conditions and maintains a marketing strategy that diversifies ARC's sales portfolio and ensures that production gets to market at optimal pricing.

ARC has been de-risking future development projects with appraisal and development drilling, as well as geologic and engineering studies to create optionality in future project selection across all of our Montney and Cardium land base.

Lower Montney

ARC's land position in the multi-layer Montney has considerable future delineation opportunities and development potential. The Lower Montney zone is currently being de-risked across ARC's Montney acreage as we progress our understanding of the zone and the potential for future commercial development.

At Dawson, the Lower Montney zone has shown high liquids yields, with wells currently producing an average of approximately 40 barrels per MMcf of free condensate. This liquids content is driving strong economics and is indicating significant upside across ARC's Dawson lands. In addition to Dawson, appraisal of the Lower Montney has been a focus at Parkland/Tower, Sunrise, and Pouce Coupe. Future development potential has also been identified at Attachie.

ARC's 2017 capital program includes the drilling of 12 Lower Montney wells across ARC's Montney acreage. Evaluation and monitoring of production results will be ongoing as ARC optimizes well designs. The long-term growth opportunities from the Lower Montney zone will provide ARC with strategic optionality in the future, and increases the overall depth of ARC's portfolio.

Dawson

The Dawson Montney play is the foundation of ARC's low-cost natural gas business, where ARC has a land position of 137 net Montney sections. Dawson production averaged 178 MMcf per day of natural gas and 1,300 barrels per day of condensate and liquids during the first quarter of 2017, an increase of eight per cent from the fourth quarter of 2016. The increase in production was the result of production returning from line pressure issues experienced on third-party pipelines in the prior quarter, partially offset by the safe shut-in of offset pads due to nearby completion activities. The Dawson play delivers strong economics and significant cash flow at current natural gas prices, due to excellent capital efficiencies, exceptional well results, and low operating expenses.

ARC invested $78 million at Dawson in the first quarter of 2017. Capital investment was directed to construction of Dawson Phase III and associated infrastructure, drilling eight liquids-rich natural gas wells and two natural gas wells, and completing nine wells. Two of the wells drilled in the quarter targeted the Lower Montney zone, furthering ARC's broader evaluation of the zone's potential across our Montney acreage. Drilling efficiencies continue to be realized at Dawson, with ARC reducing the average number of drilling days per well by approximately 50 per cent since 2015 to an average of eight days.

Physical construction of the Dawson Phase III gas processing and liquids-handling facility continues with the majority of mechanical work now complete. Over 80 kilometers of pipe was installed in the first quarter of 2017, including the gas gathering systems for the facility and the sales lines that will allow for dual-connectivity to third-party pipeline infrastructure and provide increased takeaway optionality. Construction of the facility continues as ARC prepares for upcoming commissioning activities. The first stage of Dawson Phase III is designed to process 90 MMcf per day of natural gas and handle up to 7,500 barrels per day of liquids (approximately 50 per cent condensate-handling). The wells that will be required to initially fill the plant have been drilled and completions of these wells are underway. ARC expects production levels at Dawson to increase through the second half of 2017. ARC has incorporated extra liquids-handling capacity in the Phase III design to be able to handle free liquids and a richer gas production from the Lower

Montney in the future. Regulatory approval has been received for a Phase IV Dawson facility expansion, for which pre-planning has commenced.

Parkland/Tower

ARC's Parkland/Tower property, located in the Montney play in northeast British Columbia, consists of 57 net Montney sections at Tower, which produce predominantly light crude oil and condensate with liquids-rich associated gas; and 37 net Montney sections at Parkland, which produce liquids-rich natural gas and dry gas. With contiguous lands, these areas share ARC-operated infrastructure and processing capacity.

Parkland/Tower first quarter 2017 production averaged 25,200 boe per day (35 per cent crude oil and liquids and 65 per cent natural gas), unchanged from the fourth quarter of 2016. Capital investment at Parkland/Tower was approximately $80 million in the first quarter of 2017 and included the drilling of 15 crude oil wells and four liquids-rich natural gas wells, completion of six wells, and initial investments for the Parkland/Tower Phase III facility expansion.

The evaluation of a Phase III expansion of the Parkland/Tower gas processing and liquids-handling facility is now underway. The facility expansion has received regulatory approval and is able to come on-stream in late 2018. Long-term takeaway capacity for production associated with the facility expansion has been secured.

ARC continues to evaluate and progress its understanding of the Parkland/Tower area, with a focus on reducing development costs and refining well designs for optimized efficiency. Gas lifts have been installed on producing wells across the field in order to improve production. Well performance at Tower continues to be exceptional, ranking amongst the top oil wells in western Canada. ARC will continue to optimize well designs in the area to ensure best-in-class capital efficiencies and that the optimal exploitation strategy is achieved. ARC plans to ramp up Parkland/Tower production to current facility capacity through 2017.

Sunrise

ARC has a land position of 32 net Montney sections at Sunrise, a dry natural gas Montney play in northeast British Columbia with multi-layer development. With a significant natural gas resource base, high well deliverability, low capital requirements, and low operating expenses, Sunrise continues to create significant value and superior full-cycle economics. First quarter 2017 Sunrise production was approximately 136 MMcf per day of natural gas, unchanged from the fourth quarter of 2016, as ARC continues to see strong well performance and longer stabilized production across the area.

ARC invested approximately $1 million on capital activities at Sunrise in the first quarter of 2017, directed at front-end engineering and design work for the second stage of the existing Sunrise gas processing facility. The facility expansion, which includes the repatriation of production currently flowing through a third-party facility, is expected to come on-stream mid-year 2019. With increased control of ARC's Sunrise production volumes, operating costs in the area will be significantly reduced once the facility comes on-stream. Long-term takeaway capacity for production associated with the facility expansion has been secured.

With strong well performance, ARC expects to maintain production at current facility capacity at Sunrise throughout 2017, and has plans to drill five Lower Montney wells in 2017 to maintain Sunrise facility capacities in 2018.

Attachie

ARC's Attachie property is a highly prospective, Montney crude oil and liquids-rich natural gas exploration play located in northeast British Columbia, where ARC has a land position of 286 net Montney sections. ARC invested approximately $15 million on pilot activities on the west side of Attachie in the first quarter of 2017, including the drilling and completion of two liquids-rich natural gas wells. ARC will continue to build on the success of existing pilots in the area over the course of 2017, and will optimize and monitor production results in the area. ARC is currently producing through third-party infrastructure while long-term infrastructure requirements are being assessed.

Ante Creek

ARC has a land position of 381 net sections at Ante Creek, a Montney crude oil play in northern Alberta that provides significant cash flow and has substantial future development potential. First quarter 2017 Ante Creek production averaged 17,400 boe per day (approximately 45 per cent crude oil and liquids), an eight per cent increase from the fourth quarter of 2016. Increased production in the area is attributed to new wells that came on-stream late in the fourth quarter of 2016, as well as from optimization activities performed in the period. ARC invested approximately $29 million in the first quarter of 2017, including drilling six crude oil wells and completing four wells. Alongside increased capital activity in 2017, ARC will continue to evaluate and optimize recent changes in well design. Base production continues to perform well at Ante Creek, demonstrating the effectiveness of ARC's ongoing optimization activities and the overall strength of the asset base.

Pembina

ARC's Pembina Cardium assets provide high-quality light oil production, generate strong operating netbacks, and feature favourable half-cycle economics, with required infrastructure already in place. ARC has a land position of 217 net Cardium sections in Pembina, where production averaged approximately 11,000 boe per day (approximately 80 per cent light oil and liquids) in the first quarter of 2017, unchanged from the fourth quarter of 2016. The addition of new production from recent development activities in the area has temporarily been restricted in order to perform pipeline integrity reviews.

ARC invested approximately $27 million in capital activities in the first quarter of 2017, including drilling eight crude oil wells and completing 12 wells. ARC continues to focus on capital and operating efficiencies with its drilling and completion designs in Pembina, driving an increase in overall profitability for the area. Optimizing production, converting horizontal injectors, and waterflood management continue to be a core component of operations at Pembina.

Redwater

ARC's Redwater region in Alberta produces high-quality crude oil. First quarter 2017 production averaged approximately 3,100 boe per day of light oil, unchanged from the fourth quarter of 2016. Capital investment for the first quarter of 2017 at Redwater was approximately $2 million.

DIVIDENDS

As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in line with ARC's long-term strategy and objectives.

ARC declared dividends totaling $0.15 per share for the first quarter of 2017. The Board of Directors previously confirmed a dividend of $0.05 per share for April 2017, payable on May 15, 2017, and has conditionally declared a monthly dividend of $0.05 per share for May 2017 through August 2017, payable as follows:

Record Date	Ex-dividend Date	Payment Date	Per Share Amount
May 31, 2017	May 29, 2017	June 15, 2017	$0.05 (1)
June 30, 2017	June 28, 2017	July 17, 2017	$0.05 (2)
July 31, 2017	July 27, 2017	August 15, 2017	$0.05 (2)
August 31, 2017	August 29, 2017	September 15, 2017	$0.05 (2)

(1)	Confirmed on April 17, 2017.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

On February 8, 2017, ARC's Board of Directors approved the elimination of the Dividend Reinvestment Plan ("DRIP") and Stock Dividend Program ("SDP"), which came into effect for the March 2017 dividend. Shareholders that were enrolled in either program now automatically receive dividend payments in the form of cash.

During the first quarter of 2017, ARC declared dividends of $53.1 million, of which $0.4 million was issued in the form of common shares under the SDP and $2.6 million was reinvested into ARC shares through the DRIP. Prior to elimination, the DRIP and SDP were a source of funding for ARC's capital programs.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada). The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors. Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends. Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash dividends.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION DEREGISTRATION

ARC plans to file a Form 15F with the United States Securities and Exchange Commission (the "Commission" or "SEC") to voluntarily terminate the registration of its securities and its reporting obligations under Section 13(a) and Section 15(d) of the United States Securities Exchange Act of 1934, as amended ("Exchange Act"). ARC's Exchange Act reporting obligations will be immediately suspended upon filing the Form 15F. The termination of ARC's registration and of its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act is expected to be effective 90 days after filing. ARC is current with all of its reporting requirements under the Exchange Act and is not listed on any US exchange. In determining to deregister, ARC's Board of Directors considered the administrative burden and costs associated with being a US reporting company and believe that the costs outweigh the benefits. ARC will continue to comply with its Canadian continuous disclosure obligations and its common shares will continue to trade on the Toronto Stock Exchange.

OUTLOOK

The foundation of ARC's business strategy is risk-managed value creation. High-quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy. ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to profitable future growth.

ARC's Board of Directors has approved a $750 million capital program for 2017 that focuses on long-term value creation through the development of ARC's crude oil, liquids-rich natural gas, and natural gas Montney assets and ARC's crude oil Cardium assets. The planned budget includes infrastructure investment at Dawson, Parkland/Tower, and Sunrise, as well as strategic investment in the Lower Montney. The capital plan will allow ARC to sustain its base businesses and optimize capital and operating efficiencies across ARC's focused asset base. As planned, ARC's second quarter 2017 production will be lower than the first quarter by a few per cent due to planned maintenance activities and anticipated spring break-up impacts to production and field operations. As commissioning activities for the Dawson Phase III gas processing and liquids-handling facility are initiated in the second quarter of 2017, ARC expects production levels at Dawson to increase through the second half of the year. Full-year 2017 annual production is expected to be in the range of 118,000 to 124,000 boe per day, and ARC anticipates its 2017 exit rate to be in excess of 130,000 boe per day.

Ongoing commodity price volatility may affect ARC's funds from operations and over the long term, profitability of capital programs. As continued volatility is expected, ARC will continue to take steps to mitigate these risks, including managing an active hedging program, focusing on capital and operating efficiencies, and protecting its strong financial position, with a targeted net debt to annualized funds from operations ratio of between one and 1.5 times. ARC will continue to screen projects for profitability in a disciplined manner and will adjust spending and the pace of development, if required, to ensure balance sheet strength is protected. The 2017 capital budget excludes land purchases and property acquisitions or dispositions. ARC will continue to consolidate its land position and grow its presence in key areas through land purchases and property acquisitions. ARC evaluates its asset portfolio on a continuous basis with a view to selling assets that do not meet ARC's investment guidelines. Through the normal course of business, acquisitions and dispositions may occur that would impact the expected production for the year.

ARC's 2017 guidance is based on full-year 2017 estimates; certain variances exist between 2017 year-to-date actual results and 2017 full-year guidance estimates due to the cyclical and seasonal nature of operations. ARC expects full-year 2017 actual results to closely approximate guidance. On a per boe basis, ARC's first quarter 2017 operating expenses were slightly above the 2017 guidance range due to accelerated maintenance and workover activities in advance of spring break-up. ARC expects full-year operating expenses to trend towards guidance as the year progresses as additional volumes with lower relative costs to operate are brought on-stream in the second half of the year. ARC's first quarter 2017 G&A expenses before share-based compensation were above the 2017 guidance range due primarily to an increase in compensation expenses associated with reducing the size of ARC's workforce. G&A expenses relating to share-based compensation plans were below the 2017 guidance range due to recoveries recorded on ARC's share-based plans due to the decrease in ARC's share price. ARC expects full-year 2017 G&A expenses before share-based compensation to trend towards guidance as the year progresses.

ARC's full-year 2017 guidance estimates and a review of 2017 year-to-date actual results are outlined in the following table.

	2017 Guidance	2017 YTD	% Variance from Guidance
Production
Crude oil (bbl/d)	25,000 - 28,000	24,030	(4)
Condensate (bbl/d)	5,000 - 5,500	4,504	(10)
Natural gas (MMcf/d)	505 - 515	496.2	(2)
NGLs (bbl/d)	4,000 - 4,500	3,893	(3)
Total (boe/d)	118,000 - 124,000	115,129	(2)
Expenses ($/boe)
Operating	6.30 - 6.70	6.74	1
Transportation	2.25 - 2.45	2.42	—
G&A expenses before share-based compensation plans	1.15 - 1.35	1.47	9
G&A - share-based compensation plans (1)	0.65 - 0.75	(0.34)	(152)
Interest	1.00 - 1.20	1.13	—
Current income tax (per cent of funds from operations) (2)	5 - 10	8	—
Capital expenditures before land purchases and net property acquisitions (dispositions) ($ millions)	750	255.2	N/A
Land purchases and net property acquisitions (dispositions) ($ millions)	N/A	5.4	N/A
Weighted average shares, diluted (millions)	353	354	N/A

(1)	Comprises expenses recognized under the Restricted Share Unit and Performance Share Unit Plan, Share Option Plan, and Long-term Restricted Share Award Plan, and excludes compensation under the Deferred Share Unit Plan. In periods where substantial share price fluctuation occurs, ARC's G&A expenses are subject to greater volatility.
(2)	The current income tax estimates vary depending on the level of commodity prices.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC in 2017 and its 2017 production, and operating expenses under the heading "Financial and Operating Highlights", as to its views on future commodity prices under the heading "Economic Environment", as to its risk management plans for 2017 and beyond under the heading "Risk Management", as to its production, exploration and development plans, and capital expenditures for 2017 and beyond under the heading "Operational Review", as to its plans in relation to future dividend levels under the heading "Dividends", as to termination of ARC's Exchange Act reporting obligations under the heading "United States Securities and Exchange Commission Deregistration", and all matters in respect of 2017 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing, funds from operations to fund its planned expenditures, and that the United States Securities and Exchange Commission will not object to ARC's termination of its Exchange Act reporting obligations. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; changes to government regulations including royalty rates, taxes, and environmental and climate change regulation; market access constraints or transportation interruptions, unanticipated operating results, or production declines; changes in development plans of ARC or by third-party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; the risk that the United States Securities and Exchange Commission will object to ARC's termination of its Exchange Act reporting obligations; and certain other risks detailed from time-to-time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The internal projections, expectations or beliefs are based on the 2017 capital budget which is subject to change in light of ongoing results, prevailing economic circumstances, commodity prices and industry conditions and regulations. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC has adopted the standard 6 Mcf : 1 barrel when converting natural gas to boe. Boe may misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

ARC Resources Ltd. is one of Canada's largest conventional oil and gas companies with an enterprise value (1) of approximately $6.6 billion. ARC's common shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations
E-mail: ir@arcresources.com
Telephone: (403) 503-8600 Fax: (403) 509-6427
Toll Free: 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue SW
Calgary, AB T2P 0H7

(1)	Enterprise value is also referred to as total capitalization. Refer to Note 8 "Capital Management" in ARC's financial statements for the three months ended March 31, 2017 and to the section entitled "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.